

11016376

N.G.
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 8 2011

Washington, DC
110

SEC FILE NUMBER
8-49215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/10___ AND ENDING ___12/31/10___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thornes & Associates, Inc., Investment Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 E. State Street
(No. and Street)

Redlands, CA 92373
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Thornes   (909) 335-7440
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, John T. Thornes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornes & Associates, Inc., Investment Securities, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

See attached Notary →

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of _California_ }

County of _San Bernardino_ } ss.

☑ See Attached Document (Notary to cross out lines 1-8 below)
☐ See Statement Below (Lines 1-7 to be completed only by document signer[s], *not* Notary)

1 _____
2 _____
3 _____
4 _____
5 _____
6 _____
7 _____
8 _John Thornes_____

Signature of Document Signer No. 1   _Signature of Document Signer No. 2_

CHRISTINE GILBERT
Commission # 1888430
Notary Public - California
San Bernardino County
My Comm. Expires May 6, 2014

Place Notary Seal above

Subscribed and sworn to (or affirmed) before me this _25_ day of _Feb._ , _2011_ , by

(1) _John Thornes_____

(2) _____

proved to me on the basis of satisfactory evidence to be the person(s) who appear before me.

_Christine Gilbert_____
Signature of Notary Public

_____ **OPTIONAL** _____

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer[s] Other than above: _____

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

Thornes & Associates, Inc., Investment Securities

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report

Board of Directors
Thornes & Associates, Inc., Investment Securities

We have audited the accompanying statement of financial condition of Thornes & Associates, Inc., Investment Securities as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornes & Associates, Inc., Investment Securities at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

San Diego, California
February 18, 2011

Thornes & Associates, Inc., Investment Securities

Statement of Financial Condition

December 31, 2010

ASSETS

Cash and cash equivalents	$ 25,388
Deposit with clearing organization	26,495
Commissions receivable	44,199
Securities owned	100,862
Property, furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $41,408	15,808
Other assets	3,300
	$ 216,052

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 47,623
Stockholder's equity	
Common stock, 100,000 shares authorized	244,755
Additional paid-in capital	90,662
Accumulated deficit	(166,988)
Total stockholder's equity	168,429
	$ 216,052

See notes to financial statements.

Thornes & Associates, Inc., Investment Securities

Statement of Operations

Year Ended December 31, 2010

Revenues	
Commissions	$ 625,418
Management and fee based income	71,393
Interest and dividends	1,009
Loss on investments	(6,202)
Other income	1,062
Total revenues	692,680
Expenses	
Compensation and employee benefits	369,742
Outside services	73,392
Advertising and promotion	62,817
Occupancy and equipment rental	55,928
Travel and lodging	35,042
Telephone and postage	20,516
Office expenses	17,485
Information services	16,613
Taxes, licenses, and fees	10,446
Depreciation	9,202
Interest	167
Other expenses	22,473
Total expenses	693,823
Loss before income taxes	(1,143)
Income tax expense	(4,000)
Net loss	$ (5,143)

See notes to financial statements.

Thornes & Associates, Inc., Investment Securities

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Common Stock		Additional Paid-in Capital	Accumulated Deficit
	Shares	*Amount*		
Balance, beginning of year	9,900	$244,755	$90,662	$(161,845)
Net loss	-	-	-	(5,143)
Balance, end of year	9,900	$244,755	$90,662	$(166,988)

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2010

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

Thornes & Associates, Inc., Investment Securities

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities	
Net loss	$ (5,143)
Adjustments to reconcile net loss to net	
cash from operating activities	
Depreciation	9,202
Unrealized loss on investments	6,113
Changes in operating assets and liabilities	
Deposit with clearing organization	(728)
Commissions receivable	10,419
Advances to officers	1,591
Prepaid income taxes	3,200
Other assets	(22)
Accounts payable and accrued liabilities	(12,088)
Net cash from operating activities	12,544
Net cash from investing activities	-
Net cash from financing activities	
Net borrowings under line of credit	(5,445)
Net increase in cash	7,099
Cash and cash equivalents,	
Beginning of year	18,289
End of year	$ 25,388
Supplemental disclosure of cash flow information:	
Interest paid	$ 167
Taxes paid	$ 800

See notes to financial statements.

Thornes & Associates, Inc., Investment Securities

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

    The Company. Thornes & Associates, Inc., Investment Securities (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker dealer transacting securities transactions on a fully disclosed basis.

    Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

    Securities Owned. Securities owned are reflected on a trade date basis at market value with realized and unrealized gains and losses being reflected in current period earnings. Market values are based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

    Property, Furniture, Equipment, and Leasehold Improvements. Property, furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5-7 years).

    Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis. Investment advisory fees are charged based on a client's portfolio value, generally at the beginning of each quarter. Advisory fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period. Advisory fees collected in arrears are recorded as earned. Asset based fees are primarily derived from the Company's marketing and due diligence agreements, and are both recorded and recognized in the period in which services are provided.

    Advertising Costs. Advertising and promotion costs are expensed as incurred.

    Income Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. In accordance with SFAS No. 109, income tax expense include (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority. Uncertain tax positions are only recognized to the extent they satisfy the criteria under Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which states that an uncertain tax position must be more likely than not of being sustained upon examination. The amount of tax benefit recognized is the largest amount of tax benefit that is more

than fifty percent likely of being sustained on ultimate settlement of an uncertain tax position.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2010 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2010.

2. DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with First Clearing, LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight purchase rate.

3. SUBORDINATED LIABILITY

The Company had no borrowings under subordination agreements at December 31, 2010.

4. LINE OF CREDIT

The Company had a line of credit with American Express for $10,800 that expired in 2010.

5. INCOME TAXES

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

"Expected" federal income tax (expense) benefit	$ 389
State income tax	(800)
Change in valuation allowance	(3,589)
Income tax expense	$(4,000)

The Company has available at December 31, 2010, certain Federal and State Net Operating Losses (NOL's), which can be carried forward to offset future taxable income. The Federal NOL's expire in twenty years and the State NOL's expire in three to five years. An allowance has been established to reduce these deferred tax assets to zero.

6. PROFIT SHARING PLAN

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The plan provides for discretionary matching contributions by the Company for all eligible employees. Currently, the Company has elected to not make any matching contributions to the plan.

7. **COMMITMENTS**

    Lease Agreement. The Company leases its offices under a short-term operating lease.

8. **NET CAPITAL REQUIREMENTS**

    Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

    The Company's ratio at December 31, 2010 was 0.3751 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2010, the Company had net capital of $126,963 which was $121,963 in excess of the amount required by the SEC.

9. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

    The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

10. **OFF BALANCE SHEET RISK**

    As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2010, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

Thornes & Associates, Inc., Investment Securities

Supplemental Schedule
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2010

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$168,429	$188,845	$(20,416)
Less non-allowable assets			
Property, furniture, equipment and leasehold improvements	15,808	25,010	9,202
Other assets	3,300	6,650	3,350
Net capital before haircuts on security positions	149,321	157,185	(7,864)
Less haircuts on security positions			
Securities owned	15,280	15,280	-
Undue concentration	7,078	6,842	(236)
Net capital	126,963	135,063	(8,100)
Minimum net capital required	5,000	5,000	-
Excess net capital	$121,963	$130,063	$ (8,100)
Total aggregate indebtedness	$ 47,623	$ 39,609	$ 8,014
Ratio of aggregate indebtedness to net capital	0.3751	0.2933	

Note: The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2010 result primarily from audit adjustments to accumulated depreciation, other assets, accounts payable, and accrued liabilities.

Independent Auditor's Report On Internal Control
Required by SEC Rule 17a-5(g)(1)

Board of Directors
Thornes & Associates, Inc., Investment Securities

In planning and performing our audit of the financial statements and supplementary schedules of Thornes & Associates, Inc., Investment Securities (the "Company") as of for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bond & Farrington APC

San Diego, California
February 18, 2011

11

SIPC Supplemental Report

Board of Directors
Thornes & Associates, Inc., Investment Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year Ended December 31, 2010, which were agreed to by Thornes & Associates, Inc., Investment Securities (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bones & Farmington APC

San Diego, California
February 18, 2011

Thornes & Associates, Inc., Investment Securities

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

Year Ended December 31, 2010

Total revenue	$692,680
Additions	
Net loss from securities in investment accounts	6,202
SIPC net operating revenues	$698,882
General assessment @ .0025	$ 1,747
Less payment	
July 27, 2010	(866)
Assessment balance due	$ 881

Thornes & Associates, Inc.,
Investment Securities

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2010